SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                         Schedule 14D-9


        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934





            MIMBRES VALLEY FARMERS ASSOCIATION, INC.
                    (Name of subject company)


            Mimbres Valley Farmers Association, Inc.
                (Name of Person Filing Statement)


                          Common Stock
                 (Title of Class of Securities)



      CUSIP Number of Class of Securities:  Not Applicable




                      Donald B. Monnheimer
               Kemp, Smith, Duncan & Hammond, P.C.
                  500 Marquette NW, Suite 1200
                 Albuquerque, New Mexico  87102
                         (505) 247-2315
                      Fax:  (505) 764-5480
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person
                        filing statement)


Item 1.  Security and Subject Company

     This statement relates to common stock of Mimbres Valley
Farmers Association, Inc., a New Mexico corporation ("Mimbres"), whose principal executive offices are at 811 South Platinum,
Deming, New Mexico   88030.

Item 2.  Tender Offer of the Bidder

     This statement relates to a tender offer dated June 3, 1996 by John Brownfield, John Keck, J.W. Donaldson Jr., Frederick H. Sherman, Kenny Stevens, Harold Morrow and approximately 54 other persons. Mr. Brownfield's address is HC 66, Box 28, Deming, New Mexico 88030; Mr. Keck's address is Alamo Rancho Company, 83-555 Airport Blvd., Thermal, California 92274; Mr. Donaldson's address is Rt. 2, Box 129, Deming, New Mexico 88030; Mr. Sherman's address is 210 South Silver, Deming, New Mexico 88030; Mr. Stevens' address is Rt. 2, Box 1285, East Dona Ana Road, Deming, New Mexico 88030; and Mr. Morrow's address is 1319 Shelly Drive, Deming, New Mexico 88030.

Item 3.  Identity and Background

     The person filing this statement is Mimbres Valley Farmers
Association, whose address is 811 South Platinum, Deming, New
Mexico  88030.

     There are material actual or potential conflicts of interest between Mimbres and three of the bidders: John Brownfield, J.W. Donaldson, Jr., and Harold Morrow. Messrs. Brownfield and Donaldson are current directors of Mimbres, and may have a conflict of interest arising from their duty of loyalty to the shareholders of Mimbres. Mimbres believes, however, that this conflict of interest may be resolved by Messrs. Brownfield and Donaldson fully abstaining from any deliberation or vote of the Board pertaining to the tender offer or the response of Mimbres thereto. For the eleven years prior to June 4, 1996, when he resigned, Mr. Morrow was the outside auditor of Mimbres. Mimbres believes that Mr. Morrow's resignation without notice and under the circumstances may constitute a conflict of interest with his duty owed to Mimbres in his role as a professional accountant.

Item 4.  The Solicitation and Recommendation

     See pages 1 through 3 of the attached Exhibit A (Letter dated June 17, 1996 from James E. Keeler, Chairman of the Mimbres Board of Directors, to Mimbres shareholders).

Item 5.  Persons Retained, Employed or to Be Compensated

     None.




Item 6.  Recent Transactions and Intent with Respect to Securities

     All of the directors and executive officers of Mimbres hold shares of Mimbres common stock. As noted in Item 3 above, two of the directors are also bidders. Mimbres does not know the intentions of the other directors and/or executive officers with respect to their shareholdings. [But if the Board votes to recommend a rejection, presumably the directors so voting will at least not tender their stock.]

Item 7.  Certain Negotiations and Transactions by the Subject
         Company

     No negotiation is being undertaken or is underway by Mimbres in response to the tender offer, and there is no transaction, board resolution, agreement in principle, or signed contract, that relates to or would result in any of the circumstances listed in
Item 7(a)(1) through (4).

Item 8.  Additional Information to be Furnished

     None.

Item 9.  Material to be Furnished as Exhibits

     See Exhibit A (Letter dated June 17, 1996 from James E.
Keeler, Chairman of Mimbres the Mimbres Board of Directors, to
Mimbres shareholders).


     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 14, 1996                      James E. Keeler
                                   James E. Keeler, President